Calculation of Filing Fees Table

SC TO-I

(Form Type)

NUVEEN PREFERRED AND INCOME TERM FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation(a)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$384,537,463.84	0.00014760	$56,757.73
Fees Previously Paid	—		—
Total Transaction Valuation	$384,537,463.84
Total Fees Due for Filing			$56,757.73

Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$56,757.73

(a)

The transaction value was calculated by multiplying 19,265,404 Shares of Nuveen Preferred and Income Term Fund by $19.96 (100% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on July 16, 2024)